# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: 50 RUE DE DIJON, DAIX, France (I0), 21121
Date of event which requires filing of this statement: 05/07/2025
Amends the filing with accession number 0000921895-20-002022
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,630,461; sole dispositive power 0; shared dispositive power 4,630,461; aggregate amount beneficially owned 4,630,461 (3.3% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,630,461; sole dispositive power 0; shared dispositive power 4,630,461; aggregate amount beneficially owned 4,630,461 (3.3% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,321,861; sole dispositive power 0; shared dispositive power 3,321,861; aggregate amount beneficially owned 3,321,861 (2.4% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,321,861; sole dispositive power 0; shared dispositive power 3,321,861; aggregate amount beneficially owned 3,321,861 (2.4% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 397,086; sole dispositive power 0; shared dispositive power 397,086; aggregate amount beneficially owned 397,086 (0.3% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,086; sole dispositive power 0; shared dispositive power 397,086; aggregate amount beneficially owned 397,086 (0.3% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,952,322; sole dispositive power 0; shared dispositive power 7,952,322; aggregate amount beneficially owned 7,952,322 (5.7% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,545,499; sole dispositive power 0; shared dispositive power 8,545,499; aggregate amount beneficially owned 8,545,499 (6.1% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,545,499; sole dispositive power 0; shared dispositive power 8,545,499; aggregate amount beneficially owned 8,545,499 (6.1% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,545,499; sole dispositive power 0; shared dispositive power 8,545,499; aggregate amount beneficially owned 8,545,499 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 RUE DE DIJON, DAIX, France (I0), 21121
Comment: This statement relates to the Ordinary Shares, nominal value (euro)0.01 per share (the "Shares"), of Inventiva S.A., a corporation organized under the laws of France (the "Issuer"), and to American Depositary Shares of the Issuer ("ADSs"), each of which represents one Share. The symbol "$" refers to U.S. dollars and the symbol "(euro)" refers to Euros.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by BVF, BVF2 and Trading Fund OS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted.

The aggregate purchase price of the 4,179,458 Shares owned directly by BVF is approximately $26,042,201, including brokerage commissions. The aggregate purchase price of the 451,003 ADSs owned directly by BVF is approximately $6,244,319, including brokerage commissions. The aggregate purchase price of the 3,974,936 T1 BSAs owned directly by BVF is approximately $5,804,726. The aggregate purchase price of the 979,028 T1 bis BSAs owned directly by BVF is approximately (euro)1,311,898. The aggregate purchase price of the 5,380,117 T2 PFW-BSAs (as defined in Item 4) owned by BVF is approximately (euro)7,209,357.

The aggregate purchase price of the 3,086,864 Shares owned directly by BVF2 is approximately $19,101,307, including brokerage commissions. The aggregate purchase price of the 234,997 ADSs owned directly by BVF2 is approximately $3,149,991, including brokerage commissions. The aggregate purchase price of the 3,640,567 T1 BSAs owned directly by BVF2 is approximately $5,316,436. The aggregate purchase price of the 767,394 T1 bis BSAs owned directly by BVF2 is approximately (euro)1,028,308. The aggregate purchase price of the 3,768,978 T2 PFW-BSAs owned by BVF2 is approximately (euro)5,050,431.

The aggregate purchase price of the 397,046 Shares owned directly by Trading Fund OS is approximately $2,484,759, including brokerage commissions. The aggregate purchase price of the 40 ADSs owned directly by Trading Fund OS is approximately $311, including brokerage commissions. The aggregate purchase price of the 470,954 T1 BSAs owned directly by Trading Fund OS is approximately $687,749. The aggregate purchase price of the 105,296 T1 bis BSAs owned directly by Trading Fund OS is approximately (euro)141,097. The aggregate purchase price of the 687,944 T2 PFW-BSAs owned by Trading Fund OS is approximately (euro)921,845.

The aggregate purchase price of the 196,091 Shares held in the Partners Managed Account is approximately $1,090,300, including brokerage commissions. The aggregate purchase price of the 144,577 T1 BSAs held in the Partners Managed Account is approximately $211,130. The aggregate purchase price of the 20,950 T1 bis BSAs owned directly by Trading Fund OS is approximately (euro)28,073. The aggregate purchase price of the 266,664 T2 PFW-BSAs held in the Partners Managed Account is approximately (euro)357,330.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously reported in Amendment No. 3 to the Schedule 13D, the Issuer entered into the T1 Subscription Agreements with the Investors, including certain of the Reporting Persons, pursuant to which the Issuer agreed to issue and sell to such Investors Shares, or in lieu thereof, pre-funded warrants to purchase Shares, as part of the Multi-Tranche Transaction.

As set forth in more detail in Item 6 below, upon the satisfaction of the applicable conditions precedent, the Issuer entered into subscription agreements (the "T2 Subscription Agreements") with the Investors on May 2, 2025, including certain of the Reporting Persons, pursuant to which the Issuer agreed to issue and sell to the Investors an aggregate of 42,488,883 ABSAs at a subscription price of (euro)1.35 per ABSA and 43,437,036 pre-funded warrants to purchase Shares (the "T2 PFWs"), to each of which one warrant to purchase Shares (the "Warrants") is attached (the "T2 PFWs" together with the Warrants, the "T2 PFW-BSAs"), at a subscription price of (euro)1.34 per T2 PFW-BSA (the "T2 Transaction") for aggregate gross proceeds of (euro)115.6 million (or net proceeds of (euro)108.5 million).

Each T2 PFW gives the holder thereof the right to subscribe for one Share at an exercise price of (euro)0.01 per Share. Each Warrant gives the holder the right to subscribe initially for 0.9 Shares, at a price of (euro)1.50 per new Share, subject to the release by the Issuer of topline data by no later than June 15, 2027, announcing that any Key Primary Endpoint or Key Secondary Endpoint (each as defined in the T2 Subscription Agreement) in the Issuer's Phase 3 NATiV3 clinical trial of lanifibranor in metabolic dysfunction-associated steatohepatitis, have been met (the "Warrant Exercise Event"). The maturity date of the Warrants is July 30, 2027.

The foregoing description of the T2 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the T2 Subscription Agreement, which is referenced hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 139,151,274 Shares outstanding, which is the total number of Shares outstanding following the T2 Transaction as reported in Exhibit 99.2 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons and the Partners Managed Account held an aggregate of 10,103,703 T2 PFW-BSAs, exercisable into an aggregate of 19,197,036 Shares. As of the date hereof, the T2 PFW Beneficial Ownership Limitation (as defined below) prohibits the exercise of all of the T2 PFWs held by the Reporting Persons and the Partners Managed Account. The Warrants may not be exercised until the Warrant Exercise Event.

As of the date hereof, the Reporting Persons and the Partners Managed Account held an aggregate of 8,231,034 T1 BSAs and 1,872,668 T1 bis BSAs, exercisable into an aggregate of 8,231,034 Shares and 1,872,668 Shares, respectively. As of the date hereof, the T1 BSA Beneficial Ownership Limitation and the T1 bis BSA Beneficial Ownership Limitation prohibits the exercise of all of the T1 BSAs and T1 bis BSAs held by the Reporting Persons and the Partners Managed Account.

As of the date hereof, (i) BVF beneficially owned 4,630,461 Shares, including 451,003 Shares underlying ADSs and excluding (a) 3,974,936 Shares issuable upon the exercise of the T1 BSAs held by it, (b) 979,028 Shares issuable upon the exercise of the T1 bis BSAs held by it and (c) 10,222,222 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of approximately 3.3% of the Shares outstanding, (ii) BVF2 beneficially owned 3,321,861 Shares, including 234,997 Shares underlying ADSs and excluding (a) 3,640,567 Shares issuable upon the exercise of the T1 BSAs held by it, (b) 767,394 Shares issuable upon the exercise of the T1 bis BSAs held by it and (c) 7,161,058 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of approximately 2.4% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 397,086 Shares, including 40 Shares underlying ADSs and excluding (a) 470,954 Shares issuable upon the exercise of the T1 BSAs held by it, (b) 105,296 Shares issuable upon the exercise of the T1 bis BSAs held by it and (c) 1,307,094 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of less than 1% of the Shares outstanding, and (iv) 196,091 Shares were held in the Partners Managed Account, excluding (a) 144,577 Shares issuable upon the exercise of the T1 BSAs held in the Partners Managed Account, (b) 20,950 Shares issuable upon the exercise of the T1 bis BSAs held in the Partners Managed Account and (c) 506,662 Shares issuable upon the exercise of the T2 PFW-BSAs held by it, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 4,630,461 Shares beneficially owned by BVF, representing percentage ownership of approximately 3.3% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 3,321,861 Shares beneficially owned by BVF2, representing percentage ownership of approximately 2.4% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 397,086 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 7,952,322 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 5.7% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Account and the sole member of Partners OS, may be deemed to beneficially own the 8,545,499 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, representing percentage ownership of approximately 6.1% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 8,545,499 Shares beneficially owned by Partners, representing percentage ownership of approximately 6.1% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 8,545,499 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 6.1% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except for the purchase by the Reporting Persons of the T2 PFW-BSAs in connection with the T2 Transaction as further described in Items 4 and 6, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On May 2, 2025, following the occurrence of the requisite conditions precedent, the Issuer entered into the T2 Subscription Agreements and consummated the T2 Transaction.

The subscription price for each T2 PFW-BSA is (euro)1.34 per T2 PFW-BSA. In connection with the T2 Transaction, BVF, BVF2, Trading Fund OS and the Partners Managed Account acquired 5,380,117, 3,768,978, 687,944 and 266,664 T2 PFW-BSAs, respectively.

The T2 PFWs may be exercised at any time, subject to the T2 PFW Beneficial Ownership Limitation, and expire on May 7, 2035. The Warrants may not be exercised until the Warrant Exercise Event and have a maturity date of July 30, 2027.

The holder of a T2 PFW shall not have the right to exercise any T2 PFW held by it to the extent that after giving effect to such issuance after exercise, such holder, together with its Attribution Parties (as defined in the T2 Subscription Agreements), would beneficially own in excess of 4.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of such T2 PFW (the "T2 PFW Beneficial Ownership Limitation").

The foregoing description of the T2 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the T2 Subscription Agreement, which is referenced hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of T2 Subscription Agreement (incorporated by reference to Exhibit 99.1 of the Issuer's 6-K, filed with the SEC on May 5, 2025).

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (05/09/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (05/09/2025)